November 20, 1995

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   Morgan Stanley Group Inc.
               Application for Withdrawal of Form 8-A
               filed on October 13, 1995 (File No. 000-20551)
               ----------------------------------------------

Ladies and Gentlemen:

               On October 13, 1995, Morgan Stanley Group Inc. (the "Company"), filed via electronic submission a Registration Statement on Form 8-A (the "8-A") in connection with the proposed public offering of 2,500,000 of the Company's Nasdaq 100 Index Call Warrants (2,875,000 Warrants if the over-allotment opinion granted to the underwriters is exercised). In an acceleration request filed via electronic submission on October 16, 1995, the Company requested that the 8-A be declared effective at 2:00 P.M. on Thursday, October 19, 1995 or as soon as practicable thereafter. Prior to 2:00 P.M. on Thursday, October 19, 1995, a request was made on behalf of the Company to Ms. Goldie Walker of the Securities and Exchange Commission (the "Commission") that the effectiveness of the 8-A be delayed indefinitely due to market conditions.

               For the foregoing reasons, the Company hereby requests that the Commission withdraw the 8-A, effective as of the date hereof.

                                 MORGAN STANLEY GROUP INC.



                                 By   /s/  Patricia A. Kurtz
                                    ----------------------------
                                    Name:  Patricia A. Kurtz
                                    Title: Assistant Secretary

cc: Nasdaq National Market